Exhibit 1.02

Alere Inc.

Conflict Minerals Report

For The Year Ended December 31, 2013

This Conflict Minerals Report of Alere Inc., including its consolidated subsidiaries (herein referred to as “Alere” the “Company,” “we,” “us,” or “our”), for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (the “Conflict Minerals”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the Conflict Minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry (“RCOI”) completed.

If a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the issuer must exercise due diligence on the Conflict Minerals’ source and chain of custody. The registrant must annually submit a Conflict Minerals Report (“CMR”), to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited because the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the CMR is not subject to an independent private sector audit.

1. Company and Products Overview

At Alere, our mission is to empower individuals to take charge of their health under the supervision of their healthcare providers. We bring this vision to life by developing smart products that address broad, unmet needs and extend diagnosis from the lab, doctor’s office, and hospital to people’s homes. We also build educational health management solutions around these products, which make it easier than ever to personalize care. Our programs connect patients to information that yields diagnostic results, and our smart platforms give healthcare providers seamless and instant access to these results, supplying them with the information they need to make the best decisions. Our principal executive offices are located at 51 Sawyer Road, Suite 200, Waltham, MA 02453.

Our principal products include infectious disease diagnostic products, including our Alere Determine HIV-1/2 Ag/Ab Combo used to identify HIV and our Alere CD4 Analyzer, which can be used to stage the progression of HIV, toxicology or drugs of abuse tests, such as our Alere Triage TOX Drug Screen panel and Alere Triage MeterPro system used to detect the presence of many illicit and prescription drugs, cardiology products, such as our various Alere Triage cardiovascular tests used in the diagnosis and assessment of cardiovascular disease, and diabetes products, such as our Afinion Test System, which aids in the monitoring of markers important to diabetic patients.

2. Supply Chain Overview

We rely upon our direct suppliers to provide information on the origin of the Conflict Minerals contained in components and materials supplied to us, including sources of Conflict Minerals that are supplied to them from lower tier suppliers. Our suppliers are expected to perform similar due diligence on their own supply chains and provide the Conflict Minerals sourcing information to us per our Policy on Conflict Minerals. As a downstream purchaser of conflict minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary Conflict Minerals.

Alere has performed comprehensive analysis of our product components and the role that suppliers play throughout our manufacturing and product delivery processes. We defined the scope of our reasonable country of origin inquiry and Conflict Minerals due diligence by identifying and reaching out to our suppliers that provide components or engage in manufacturing activities that are likely to contain Conflict Minerals.

We are unable with reasonable assurance to determine the origin of the Conflict Minerals in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. As such, we are required under the Rule to submit to the SEC this CMR and to make it available on our website, www.alere.com.

3. Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion:

We conducted an analysis of our products by analyzing the materials lists of our operations to determine materials or components likely to contain Conflict Minerals and found that Conflict Minerals may be found in certain of Alere’s products. We then conducted RCOI with respect to suppliers of such materials through use of the standard Conflict Minerals reporting templates developed jointly by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the Conflict-Free Sourcing Initiative or CFSI Reporting Template (the “Template”), and launched our RCOI survey to the pertinent suppliers in January 2014.

Despite having conducted a good faith reasonable country of origin inquiry, we have been unable to determine the origin of all of the Conflict Minerals used in our products.

Due to the breadth and complexity of Alere’s products and respective supply chain, it will take time for many of our suppliers to verify the origin of all of the minerals. Using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard conflict-free sourcing initiative (“CFSI”) program, and continuing our outreach efforts we hope to further develop transparency into our supply chain.

4. Due Diligence Process

4.1 Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been designed to conform, in all material respects, with the framework recommended by the second edition of The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten.

4.2 Management Systems

Our conflict minerals due diligence process includes: the development of a Policy on Conflict Minerals, which is posted on our website at www.alere.com under “Corporate Responsibility”, the establishment of governance structures with cross functional team members and senior executives, communication to, and engagement of, suppliers, due diligence compliance process and measurement, record keeping and escalation procedures.

Conflict Minerals Policy

Alere Inc. has adopted policy on conflict minerals:

ALERE INC.

POLICY ON CONFLICT MINERALS

In August 2012, Section 1502 of the Dodd-Frank Act was finalized with specific language relating to “conflict minerals,” which include tin, tantalum, tungsten, and gold derived in The Democratic Republic of Congo (DRC) or surrounding countries. Some of the mining operations in the DRC are controlled by warring militias who are believed to finance armed conflict with profits from the sale of these minerals. This on-going conflict has been linked to human rights violations, labor abuses, and environmental destruction.

Alere is committed to the responsible sourcing of materials through compliance with the conflict mineral disclosure requirements. The new rules require companies with securities registered in the US that use conflict minerals in their products to determine whether those minerals originated in the DRC or surrounding countries, and disclose this annually on Form SD filed with the Securities and Exchange Commission. While our supply chain is complex and tracing the source of minerals used in our products is a challenge, we are committed to complying with the new reporting requirements and we have implemented appropriate compliance measures. These include reasonable country of origin inquiries and additional supply chain due diligence that follows the framework of the Organisation for Economic Co-operation and Development. We expect our suppliers to perform similar due diligence on their own supply chains and to otherwise cooperate with us as necessary to support these efforts.

Conflict Minerals Compliance Team

Alere has established a system for complying with the applicable rules. We developed a Conflict Minerals Compliance Team comprised of our Senior Counsel, Corporate and Finance, Vice President, US Operations, President, Alere San Diego and Group Operations Director. The Conflict Minerals Compliance Team reports directly to our Chief Operating Officer. The team established a worldwide compliance process consistent with the OECD due diligence framework and put into place an appropriate process to facilitate future compliance.

System of Controls and Transparency over Supply Chain

We are working to identify upstream actors in the supply chain through the utilization of the Template. The Template facilitates the transfer of information through the supply chain regarding mineral country of origin and smelters and refiners being utilized and identifies new smelters and refiners.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have trained our relevant worldwide purchasing agents and/or supplier representatives in order to conduct outreach and training, and we have established an internal system to analyze and follow-up on supplier responses to our RCOI. These efforts have allowed us to render the conclusions and statement annotated in this report.

Grievance Mechanism

Alere has established a Policy Conflict Minerals, which is posted on our website. Alere also provides an ethics hotline to report any concerns about violations of Alere’s Code of Conduct and provides a mechanism for escalating any issues and concerns.

Maintain Records

Alere has established our due diligence compliance process and established a documentation and record maintenance mechanism to ensure the retaining of relevant documentation in a structured electronic database and in accordance with our record retention policy.

Reporting

Through the preparation and filing of this report Alere has made a public report regarding its conflict minerals compliance program. This report is also available on our corporate website at www.alere.com/us/en/about/our-vision/corporate-responsibility/conflict-minerals.html. Alere will report annually on its conflict minerals compliance efforts as and to the extent required by Rule 13p-1 of the 1934 Act.

4.3. Identify and assess risk in the supply chain

Alere identified direct suppliers that supply products to us that may contain Conflict Minerals. Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors downstream from our direct suppliers. We conducted a supply chain survey using the Template, requesting direct suppliers to identify smelters and refiners and country of origin of the Conflict Minerals in products they supply to Alere. We continue to work with direct suppliers whose responses were incomplete and contact the direct suppliers that did not respond to the survey. We rely on these suppliers, whose components contain Conflict Minerals, to provide us with information about the source of Conflict Minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

We compared smelters and refiners identified by the supply chain survey against the list of facilities that have received a conflict free designation from the CFSI.

4.4. Design and Implement a Strategy to Respond to Risks

Alere has a risk management plan, through which the conflict minerals program is implemented, managed and monitored. As described above, we participate in the EICC-GeSI CFSI industry-wide initiative to disclose upstream actors in the supply chain. In addition, to ensure suppliers understand our expectations we have posted our Policy on Conflict Minerals on our website. Alere will work with suppliers who are sourcing from non-conflict free smelters to move towards using conflict free smelters within a reasonable time frame. The time frame will be dependent on the criticality of the specific part and the availability of alternative suppliers.

4.5. Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with Conflict Minerals smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain with Conflict Minerals. However, we do rely upon the industry (for example, EICC and CFSI) efforts to influence smelters and refiners to get audited and certified through CFSI’s Conflict-Free Smelter (“CFS”) program.

5. Due Diligence Results

Of our direct suppliers, 42 appeared within the scope of our conflict minerals due diligence. We conducted a survey of those 42 pertinent suppliers, using the Template, which was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on CFSI’s website. The Template is being widely adopted by many companies in their due diligence processes related to Conflict Minerals.

Survey Responses

Of the 42 suppliers that are within the scope of our diligence, we received 19 responses to our request for information. We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the Template. We have worked directly with these suppliers to provided revised responses.

Responses included the names of over 1,000 entities listed by our suppliers as smelters or refiners. We compared these facilities to the CFSI list of smelters and where a supplier indicated that the facility was certified as conflict free, we ensured that the name was listed by CFSI. Approximately 8% of these entities were identified as certified conflict free using the CFSI Reporting Template Revision 2.03a. Approximately 70% of the remaining processing facilities were not validated as in fact being smelters or refiners. Alere supports the refinement and expansion of the list of participating smelters.

Only 9 suppliers provided information at a product level and 3 of these suppliers were unable to identify specifically the smelters whose Conflict Minerals went into parts supplied to Alere. The large majority of the responses received provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for components supplied to Alere. With the exception of the suppliers described above, we are therefore unable to determine whether any of the conflict minerals reported by the suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

Alere created and maintains an internal database of the collected information.

Efforts to determine country of origin of mine or Conflict Minerals

Tracing materials back to their mine of origin is a complex aspect of responsible sourcing in our supply chain. By adopting methodology outlined by the CFSI’s joint industry programs and outreach initiatives and requirement that our suppliers conform with the same standards that meets the OECD guidelines, and report to us using the Template, we have determined that the smelters and refiners we gathered from our supply chain to date represent the most reasonable known mine of origin information available.

Smelters or Refiners Identified

At Alere, we adopted the CFSI’s industry approach and traced back the origin of Conflict Minerals by identifying smelters, refiners or recyclers and scrap supplier sources. Alere leveraged CFSI and its CFS program to trace the mine of origin of the Conflict Minerals to its ore level. The CFS program audits smelters and refiners to ensure that all certified smelters and refiners only use the ores that are conflict free from the DRC and covered countries.

As the result of our due diligence survey, we have gathered approximately 1,015 smelters and refiners names from our supply chain. Of those, 303 smelters and refiners are identified as CFSI’s known smelters and refiners, and 712 smelters and refiners are not validated or verified. Among these 303 smelters and refiners, 77 are on the list of CFSI’s certified CFS list and considered to be conflict free, and with respect to the other 226, the CFSI has not provided an opinion as whether or not the minerals procured from these smelters and refiners originate from the DRC or surrounding countries.

Despite this, only 6 of our suppliers, identifying 167 smelters and refiners, were able to represent to us that Conflict Minerals from the entities they listed had actually been included in components they supplied to Alere. In addition, 4 processing facilities identified by these 6 suppliers were not validated as in fact being smelters and refiners. As such, we have no reasonable basis on which to describe the facilities used to process the Conflict Minerals in our products.

6. Steps to be taken to mitigate risk and to improve due diligence

We intend to take the following steps to improve our due diligence and further mitigate any possible risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

•	Enhance supplier communication and training to improve due diligence data accuracy and completion.
•	Continue to influence additional smelters to obtain CFS status through our supply chain, where possible.
•	Develop a conflict minerals flow-down clause in new or renewed supplier contracts.
•	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.
•	Engage any of our suppliers found to be supplying us with Conflict Minerals from sources that support conflict in the DRC or any adjoining country to establish an alternative source of Conflict Minerals that does not support such conflict.